FAIRFAX FINANCIAL TO ACQUIRE ZENITH NATIONAL INSURANCE
FOR $38.00 PER SHARE IN CASH

Zenith will continue to operate from its Woodland Hills, CA headquarters and will become a wholly owned subsidiary of Fairfax

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

TORONTO, ON and WOODLAND HILLS, CA – February 18, 2010 – Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) and Zenith National Insurance Corp. (NYSE: ZNT) today announced that Fairfax and Zenith have entered into a merger agreement pursuant to which Fairfax will acquire all of the outstanding shares of Zenith common stock, which it does not currently own.  Zenith stockholders will receive $38.00 per share in cash, representing a premium of 31.4% to the closing price of Zenith common stock on February 17, 2010, the last trading day prior to this announcement, and a 34.0% premium to the 30-day average closing price for the period ending on February 17, 2010.  The merger consideration of $38.00 per share also represents a premium of 34.5% to Zenith’s book value as of December 31, 2009. The transaction values Zenith at approximately $1.4 billion.

The transaction is expected to close in the second quarter of 2010.  Following the closing, Zenith will continue to operate from its Woodland Hills, CA headquarters and will become a wholly owned subsidiary of Fairfax.

The board of directors of Zenith, after unanimously determining that the merger is in the best interest of Zenith and its stockholders, unanimously approved the merger agreement and resolved to recommend that Zenith’s stockholders vote to approve the merger.  All of the directors and executive officers of Zenith, who in the aggregate beneficially own approximately 3.4 % of the outstanding shares of Zenith common stock, have agreed to vote their shares in favor of the merger.

The transaction is subject to customary conditions, including approval by Zenith’s stockholders and regulatory approval.  There is no financing condition to consummate the transaction.  Fairfax intends to finance the acquisition with a combination of holding company cash and subsidiary dividends, but will also raise $200 million through an equity issue prior to the closing. Following the completion of the acquisition, Fairfax expects to continue to maintain approximately $1.0 billion in cash and marketable securities at the holding company level.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, said: “We are very pleased to announce this transaction and look forward to working together with Zenith and its Chairman and Chief Executive Officer, Stanley Zax, to complete the merger as soon as possible.  Our agreement to acquire Zenith reflects our strategy of investing in well-managed and well-positioned insurance companies.”  Mr. Watsa added, “Zenith has an outstanding long-term underwriting track record spanning over thirty years under Stanley’s leadership. Following the successful completion of the transaction, there will be no changes in Zenith’s strategic or operating philosophy.  Zenith will continue to operate its business as it has always been run under Stanley’s excellent leadership, with investment management centralized at Fairfax. All other Fairfax group companies will continue to operate independently on a decentralized basis.”

Stanley Zax, Zenith’s Chairman and Chief Executive Officer, stated: “We believe the transaction will benefit our key constituents and enable our shareholders to realize compelling value for their investment in Zenith.  I am very proud of the employees, agents, management and directors at Zenith in creating one of the most successful specialty workers’ compensation companies.  We admire Fairfax's accomplishments in creating an extremely successful insurance and reinsurance business and are delighted to become part of the Fairfax family.”

Shearman & Sterling LLP is acting as legal counsel to Fairfax.  Torys LLP is acting as Canadian legal counsel to Fairfax.

BofA Merrill Lynch is acting as exclusive financial advisor to Zenith and Dewey & LeBoeuf LLP is acting as legal counsel to Zenith.

Background

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Zenith National Insurance Corp., a Delaware corporation incorporated in 1971, is a holding company engaged, through its wholly owned subsidiaries, Zenith Insurance Company and ZNAT Insurance Company, in the workers' compensation insurance business, nationally.

Forward-looking Statements

This press release includes certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax or Zenith to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing and completion of the merger, the outcome of any legal proceedings relating to the merger, the effect of the announcement on Zenith’s customer relationships, operating results and business generally. Such factors also include, but are not limited to, the risks and uncertainties described in Fairfax’s reports filed with the SEC and securities regulatory authorities in Canada, which are available at www.sec.gov and www.sedar.com, and in Zenith’s reports, including its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC, which are available at www.sec.gov. Fairfax and Zenith disclaim any intention or obligation to update or revise any forward-looking statements, except as required by law.

Additional Information

 In connection with the proposed transaction, Zenith will file a proxy statement with the Securities and Exchange Commission (“SEC”). INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the proxy statement and other documents filed by Zenith (when available), at the SEC’s Web site at www.sec.gov or at Zenith’s Web site at www.thezenith.com. The proxy statement and such other documents may also be obtained, when available, for free from Zenith by directing such request to Investor Relations, Zenith National Insurance Corp., 21255 Califa Street, Woodland Hills, California 91367-5021, telephone: 1-818-713-1000.

Zenith and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from Zenith’s stockholders in connection with the proposed transaction. Information concerning the interests of those persons is set forth in Zenith’s proxy statement relating to the 2009 annual stockholder meeting and annual report on Form 10-K for the fiscal year ended December 31, 2009, both filed with the SEC, and will also be set forth in the proxy statement relating to the transaction when it becomes available.

This press release does not constitute an offer of securities for sale in the United States. The Fairfax securities referred to in this press release have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.

Contacts

Fairfax Financial Holdings Limited:

Greg Taylor

Chief Financial Officer

416-367-4941

Media Contact

Paul Rivett

Chief Legal Officer

416-367-4941

Zenith National Insurance Corp.:

William J. Owen

Senior Vice President, Investor Relations

818-676-3936